September 12, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director

Re:	Liberty Broadband Corporation
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-197619)

Dear Mr. Spirgel:

We hereby electronically file on behalf of Liberty Broadband Corporation (“Broadband”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed on July 25, 2014.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Richard N. Baer, Senior Vice President and General Counsel of Broadband, dated August 21, 2014 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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General

1.                                      Comment:  We note numerous blank spaces throughout the prospectus. Note that we may have additional comments once you have provided this disclosure.

Response:  We acknowledge the Staff’s comment and understand that additional comments may be received once additional disclosure has been provided.

Registration Statement Cover Page

2.                                      Comment:  Add and check the Rule 415 box on your registration statement cover page. See Rule 415(a)(iii) under the Securities Act.

Response:  We have revised the Registration Statement cover page as requested in response to the Staff’s comment.

Summary, page 1

Recent Developments, page 2

3.                                      Comment:  Please disclose that as a result of the merger between SpinCo and New Charter, it is expected that New Charter will own approximately 33% of SpinCo and SpinCo shareholders, comprised of Comcast shareholders (including legacy TWC shareholders), will own approximately 13% of New Charter.

Response:  We have revised the disclosure on page 2 of the Registration Statement in response to the Staff’s comment.

The Rights Offering, page 9

Q: May I transfer my Series C Rights if I do not want to purchase any shares, page 12

4.                                      Comment:  Please define “sufficient amount of time” prior to the expiration of the rights.

Response:  We have revised the disclosure on pages 12 and 66 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 14

Factors Relating to Our Corporate History and Structure, page 14

We may become subject to the Investment Company Act of 1940, page 16

5.                                      Comment:  We note your disclosure that you do not believe you are an investment company under the Investment Company Act of 1940 and plan to conduct your activities so you will not be deemed to be an investment company. However, please provide us with an analysis, including citations to Section 3(a)(1) and Rule 3a-1 under the 1940 Act and other applicable authority, supporting your conclusion that you need not register as an investment company under the 1940 Act. Please discuss which subsidiaries are wholly-owned, majority-owned or otherwise, and the value you assign to each. Please also discuss any effect consummation of the Comcast Transactions will have on the analysis.

Response:  Pursuant to Rule 3a-1 under the Investment Company Act of 1940, as amended (the “Act”), Liberty and Broadband do not believe that Broadband will be deemed an investment company under the Act.  Rule 3a-1 provides that an issuer will not be deemed an investment company, notwithstanding Section 3(a)(1)(C) of the Act, if no more than 45% of the value of its total assets (exclusive of Government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the last four fiscal quarters combined) is derived from, securities other than:

(1)         Government securities;

(2)         securities issued by employees’ securities companies;

(3)         securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the Act) which are not investment companies; and

(4)         securities issued by companies:

(i)    which are controlled primarily by such issuer;

(ii)   through which such issuer engages in a business other than that of investing reinvesting, owning, holding or trading in securities; and

(iii)  which are not investment companies.

The percentages described by the rule must be calculated on an unconsolidated basis, except that the issuer can consolidate its financial statements with those of a wholly-owned subsidiary of the issuer.  In addition, the issuer must not be an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B) of the Act.  Thus, under Rule 3a-1, if 55% or more of the value of an issuer’s total assets (exclusive of Government securities and cash items) consists of, and 55% or more of the issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from, securities described in (1), (2), (3), or (4) above, then such issuer would not be deemed an investment company.

1.             Asset Test.  As disclosed in Broadband’s Registration Statement, Broadband’s largest and most significant asset is its investment in shares of Charter common stock and warrants to purchase such stock.  As of June 30, 2014, Broadband reports total assets (exclusive of cash items) of approximately $3.1 billion, of which $2.4 billion is comprised of the book value of Broadband’s Charter investment.  The value of Broadband’s investment in Charter far exceeds 45% of Broadband’s total assets at such date, and, accordingly, Liberty and Broadband deem Broadband to meet the asset test of Rule 3a-1 (subject to the additional discussion about Charter set forth below).  For information regarding the market value of Broadband’s investment in Charter, we refer the Staff to the end of this response.

2.             Income Test.  Following the Spin-Off, Broadband will hold approximately 2.4 million shares of common stock of Time Warner Cable, Inc. (the “TWC Shares”).  These shares constitute the most significant investment securities of Broadband for purposes of the Act (as the remainder of the investment assets are less than $2 million in value).  For the four quarters ended June 30, 2014 (on a combined basis, the “Last Four Quarters”), Broadband sustained a net loss of approximately $118.6 million. Pursuant to the guidance provided by the Staff in DRX, Incorporated, SEC No-Action Letter (pub. available June 28, 1988), when an issuer has a net loss, Rule 3a-1 “implicitly requires that a company match its investment expenses with investment income to ensure that only income or loss generated by investment activities are compared to the company’s total net income or loss”.  Accordingly, in determining whether Broadband complies with the income test in Rule 3a-1, we must determine whether Broadband has net investment income or net investment loss and the amount thereof.  For the Last Four Quarters, Broadband reports investment income of $6.4 million, which is comprised almost entirely of dividend income received from the TWC Shares.  (This income is included in Broadband’s income statement in the line item entitled “Dividend and Interest Income”.)  Related to these investment securities are two outstanding call options.  By way of background, in October 2012, Liberty sold a call option with respect to 1.25 million of the TWC Shares, and Liberty has continued to enter into new call options upon the expiration of these instruments.  Each time Liberty renewed a call option, it realized a loss on investment.  The TWC Shares, the related call options and the corresponding accumulated losses on the call options are being contributed to Broadband in the Spin-Off.

For the Last Four Quarters, Broadband has realized a total loss on these call options of approximately $24.3 million (out of a total recognized loss on these call options of $42.2 million).  These losses are included in the line item entitled “Realized and unrealized gains (losses) on financial instruments, net” but are offset (in consolidation for presentation) by unrealized gains for the corresponding period on the TWC Shares and the warrants in Charter. Each of Liberty and Broadband has elected the fair value option for its investment in the TWC Shares, therefore this investment is marked to market each period with the resultant unrealized gains reported in its income statement (and the realization of these gains not occurring until the underlying securities are sold).  Accordingly, we have not added to Broadband’s investment income for purposes of Rule 3a-1 any unrealized gains.  We acknowledge that realized gains on investment would constitute investment income for this purpose, but there were no such gains during the applicable period.  See Investment Company Act Release Nos. 10937 (November 13, 1979) (proposing Rule 3a-1) and 11551 (January 14, 1981) (adopting Rule 3a-1) (in both releases, treating only realized gains as investment income).

Consistent with DRX, we have applied the $24.3 million of realized losses associated with the call options against the $6.4 million of investment income from the TWC Shares for the Last Four Quarters, resulting in a net investment loss of approximately $17.9 million for such period. This net investment loss does not exceed 45% of Broadband’s net loss for such period, and, consistent with DRX, Liberty and Broadband deem Broadband to meet the income test of Rule 3a-1 (subject to the additional discussion about Charter set forth below).

Accordingly, after giving effect to the Spin-Off and transactions related thereto, if (i) Charter is primarily controlled by Broadband; (ii) through Charter, Broadband engages in a business other than that of investing, reinvesting, owning, holding or trading in securities; (iii) Charter is not an investment company; and (iv) Broadband is not an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B) of the Act, then Broadband should be entitled to rely on Rule 3a-1 as the basis for the conclusion that Broadband is not an investment company for purposes of the Act.  For the reasons discussed below, Liberty believes each of the foregoing criteria has been met.

First, Broadband’s investment in Charter will represent an approximate 25.5% ownership interest in Charter’s issued and outstanding shares of common stock and a beneficial ownership interest (assuming the exercise of warrants held by Liberty to be contributed to Broadband) of approximately 26.2% (based on the number of shares of common stock of Charter reported by it as outstanding as of June 30, 2014).  Under Section 2(a)(9) of the Act, a person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company.  Thus, by virtue of the size of its ownership stake in Charter, Broadband will be presumed to control Charter.  Moreover, Broadband will “primarily” control Charter because it will be the largest single stockholder of Charter.  For purposes of the Act, a company is controlled “primarily” by an issuer if the issuer has control over the company within the meaning of Section 2(a)(9) of the Act and  “the degree of the issuer’s control is greater than that of any other person.” See Health Communications Servc’s, Inc., SEC No-Action Letter (pub. avail. April 26, 1985).

Second, through Charter, Broadband will engage in a business other than that of investing, reinvesting, owning, holding or trading in securities. Broadband will devote substantial time and resources to overseeing Charter’s communications businesses, and will actively participate in the governance of Charter. Under Liberty’s stockholders agreement with Charter, which will be assigned to Broadband in connection with the Spin-Off, Liberty has the right to designate four persons for election to the Charter board of directors, subject to certain exclusions and requirements.  Such directors (who were appointed to the Charter board upon the closing of Liberty’s initial acquisition of Charter shares in 2013 and who subsequently were re-elected by shareholders to the Charter board) constitute approximately 36% of the total number of directors on the Charter Board.  Pursuant to the stockholders agreement, Charter has agreed to cause one of Liberty’s designees to serve on each of the nominating and corporate governance, audit and compensation and benefits committees of the board, provided such persons meet the applicable independence and other qualifications for membership on those committees. Currently, directors designated by Liberty serve on each of those committees.

Third, Charter is not an investment company, as defined under the Act.  It is engaged, and holds itself out as being engaged, in the business of providing video programming, Internet services, voice services, and other communications services primarily over its cable plant to residential and commercial customers.

Finally, Broadband will not be an investment company under Sections 3(a)(1)(A) or 3(a)(1)(B) of the Act.  As described in the registration statement, Broadband is not and will not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, and Broadband is not proposing to engage in such business.  Moreover, Broadband is not engaged in the business of issuing face-amount certificates of the installment type, and no such certificates are outstanding.  Instead, as described in the Registration Statement, Broadband is engaged in the business of managing its equity investments by actively participating in the governance and operations of the companies it controls, including Charter and TruePosition.

In connection with the consummation of the Comcast Transactions, New Charter (as the successor to Charter) will effect the Stock Issuance, which is expected to result in the issuance of a significant but as yet undetermined number of shares of New Charter common stock to SpinCo stockholders.  If the Comcast Transactions are consummated, Broadband anticipates that its ownership interest in New Charter will be diluted, although the amount of such dilution is uncertain at this time. If Broadband’s interest is diluted to an amount less than the 25% threshold at which “control” is presumed (as described above), Broadband believes that, based upon the facts and circumstances anticipated to exist following conclusion of the Comcast Transaction, it would continue to maintain “primary control” of Charter.  This view is based upon several factors:

(i)

because Comcast’s common stock is widely-held (with only three holders beneficially owning over 5% of its outstanding shares) Broadband estimates that, after giving effect to the Stock Issuance, it will continue to own a greater percentage of the outstanding common stock of New Charter than any other individual or entity;

(ii)

based upon current stock prices and numbers of shares outstanding, Broadband estimates that it will be diluted to no less than 22% of the outstanding shares of New Charter as a result of the Stock Issuance; and

(iii)

pursuant to the Stockholders Agreement (which, in accordance with its terms, will be assigned from Liberty to Broadband in connection with the Spin-Off), so long as Broadband beneficially owns 20% or more of the outstanding common stock of New Charter, it will continue to be entitled to the same level of representation on the board of New Charter as Liberty currently has at Charter.

Although Section 2(a)(9) provides a presumption of non-control where one owns 25% or less of the voting securities of a company, the presumption may be rebutted on an appropriate showing of control.  For example, the SEC has found that control exists where a company owned 13%, 23%, and 23% of three different publicly-traded issuers, but had substantial representation on each issuer’s board and involvement in each issuer’s business.  Investor AB, Investment Company Act Release Nos. 18989 (September 30, 1992) (notice of application) and 19056 (October 27, 1992) (order).

If Broadband, despite the foregoing factors, were determined to be subject to the Act following the completion of the Comcast Transactions, Broadband could take various actions to cause itself to not be deemed an investment company, including, but not limited to, acquiring additional shares of New Charter in open market or privately negotiated transactions, or directly from New Charter, or changing the nature or mix of its assets.

In addition, you also asked for information regarding which of Broadband’s subsidiaries are wholly-owned, majority-owned or otherwise, and the value Broadband assigns to each.  A table setting forth such information follows:

Subsidiary/Entity	Ownership (calculated on a beneficial ownership basis)	Market Value (as of 6/30/14)
Charter Communications, Inc.	26%	$4.5 billion
TruePosition, Inc.	100%		*
Time Warner Cable, Inc.	Less than 1%	$348 million

* This is a private, wholly owned subsidiary of Broadband, and no market value is readily determinable for this entity. Also, Liberty and Broadband believe TruePosition is relatively immaterial, on a value basis, to the total assets of Broadband.

Cautionary Statements Concerning Forward Looking Statements, page 49

6.                                      Comment:  We note your disclosure on page 50. Your statement to disclaim any obligation to update or otherwise revise forward-looking statements is too broad. Please make clear that your obligation to update is conditioned upon your obligations under the federal securities laws and awareness of material events or omissions that would require you to update your disclosure.

Response:  We have revised the disclosure on page 50 of the Registration Statement in response to the Staff’s comment to make clear that Broadband’s obligation to update forward-looking statements is conditioned upon requirements under applicable federal securities laws. Broadband feels that conditioning its obligation to update forward-looking statements on the awareness of material events or omissions runs contrary to the purpose of the safe harbor provided to Broadband under the Private Securities Litigation Reform Act of 1995. Therefore, Broadband has not revised its disclosure to indicate as such.

The Rights Offering, page 59

7.                                      Comment:  We note that you intend on press releasing the determination of the subscription price, the commencement of the rights offering and scheduled expiration date. However, this information is part of your plan of distribution and must be included in the prospectus. Please revise to make clear that this information will be filed in a post-effective amendment declared effective prior to the commencement of the rights offering. Also, please advise how this information will be conveyed to rights holders.

Response:  We understand that the Staff is not comfortable with the press releasing of the determination of the subscription price for and the commencement and scheduled expiration dates of the rights offering, however, we respectfully disagree with the Staff that a post-effective amendment to the Registration Statement is required in connection with the dissemination of this information. We note that, pursuant to Securities Act Rules Compliance and Disclosure Interpretation 212.11, when a Form S-1 is used for a continuous offering under Rule 415 under the Securities Act, a post-effective amendment would be necessary to reflect fundamental changes to, or to disclose material changes in, the plan of distribution, but that other changes may be made by prospectus supplement to the extent permitted by Rule 424 under the Securities Act. We do not believe that the determination of the subscription price constitutes a “fundamental change” or “material change” to the plan of distribution included in the prospectus because we have provided fulsome disclosure as to how the subscription price will be calculated. Further, we have revised the prospectus to include more specifically the proposed offering commencement date and scheduled expiration date. Accordingly, we believe that the calculation of the actual subscription price and the determination of the specific dates of the commencement and schedule expiration dates for the rights offering, in each case in accordance with our disclosure, constitute the type of additional information which is permitted to be filed by means of a prospectus supplement pursuant to Rule 424(b)(3). Broadband intends to (1) file a prospectus supplement on the first trading day following the determination of such information, (2) issue a press release announcing such information and (3) mail promptly such prospectus supplement to the holders of record who received Series C Rights in the distribution.

Management’s Discussion and Analysis…, page 100

Results of Operations—Combined—March 31, 2014 and 2013, page 102

8.                                      Comment:  Please expand to discuss the reasons for the material changes in your GAAP operating and selling, general and administrative expenses and whether you expect any trends to continue or change and the reasons why. Include in your discussion why your cost of goods sold decreased significantly in the current interim period as compared to the comparable prior interim period.

Response:  We have revised the disclosure on page 103 of the Registration Statement in response to the Staff’s comment.

Share of earnings (losses) of affiliates, pages 104 and 109

9.                                      Comment:  Please disclose the amount included in your share of losses attributable to the amortization of the excess basis of your investment in Charter.

Response:  We have revised the disclosure on pages 105, 110 and 111 of the Registration Statement in response to the Staff’s comment.

Realized and unrealized gains (losses) on financial instruments, net, pages 105 and 111

10.                               Comment:  For all periods discussed, please enhance your disclosures by clarifying and quantifying how a decline in the fair value of Charter warrants and in your investment in TWC shares and outstanding call options resulted in gains/losses that are significantly different from those reported in previous periods.

Response:  We have revised the disclosure on pages 106 and 112 of the Registration Statement in response to the Staff’s comment.

Gain (loss) on dilution of investment in affiliate, pages 106 and 111

11.                               Comment:  For all periods discussed, please explain and quantify how Charter warrant and stock option exercises at a price below Broadband’s book basis per share resulted in losses disclosed, and clarify how these losses differ from your losses on financial instruments.

Response:  We have revised the disclosure on pages 106 and 112 of the Registration Statement in response to the Staff’s comment.

Results of Operations—Combined—December 31, 2013, 2012 and 2011, page 107

12.                               Comment:  Please expand to discuss the reasons for the material changes in your GAAP operating and selling, general and administrative expenses and whether you expect any trends to continue or change and the reasons why. Include in your discussion why your cost of goods sold excluding the inventory write-offs increased significantly in the current year as compared to 2012.

Response:  We have revised the disclosure on page 109 of the Registration Statement in response to the Staff’s comment.

Combined Financial Statements of Liberty Broadband Corporation as of December 31, 2013, 2012 and 2011, page F-1

Note (2) Summary of Significant Accounting Policies, page F-10

Derivative Instruments and Hedging Activities, page F-10

13.                               Comment:  Please identify the derivative instruments which have their fair values estimated using the Black-Scholes model. Furthermore, please quantify the variables used in the model.

Response:  We have revised the disclosure on pages F-10 and F-19 of the Registration Statement in response to the Staff’s comment.

Inventory, page F-11

14.                               Comment:  We note your significant write-down of inventory in 2012. Please tell us why the write-down was not separately presented on the face of the combined statements of operations pursuant to ASC 330-10-50-2.

Response:  We have revised the disclosure on page F-3 of the Registration Statement to update the face of the combined statements of operations to reflect the write-down of inventory in 2012 as a separate line.

Pro Forma Earnings per Share (EPS), page F-18

15.                               Comment:  Please tell us why you believe that it is appropriate to present pro forma basic net earnings (loss) per common share for all periods presented. In this regard, we note that Article 11 of Regulation S-X limit the presentation of pro forma earnings per share to the most recent fiscal year and interim period.

Response:  The use of the term pro forma basis net earnings (loss) per common share as used in Broadband’s combined financial statements is not intended to be synonymous with the term pro forma as used in Article 11 of Regulation S-X.  Broadband notes that none of the conditions as discussed within Article 11 of Regulation S-X existed for these combined financial statements.  Broadband has presented earnings per share for all periods in which income statements were presented in accordance with ASC 260-10-45-7.  The term pro forma is used in a more general sense to emphasize that basic net earnings (loss) per common share was calculated using outstanding Liberty common shares assuming that the Spin-Off had occurred (and assuming the stated distribution ratio) as of the most recent balance sheet date presented.  To further enhance the ability of a user of these financial statements to understand the use of the term pro forma, Broadband disclosed in note 2 to the combined financials statements the methodology that was used to calculate pro forma basic net earnings (loss) per common share for all periods presented.  Broadband believes the use of the term pro forma in combination with the disclosure in note 2 provides a user of these financial statements with all relevant information needed to understand that the term pro forma was used to emphasize that basic net earnings (loss) per common share was calculated assuming the Spin-Off had occurred as of the most recent balance sheet date presented.

Note (3) Assets and Liabilities Measured at Fair Value, page F-19

16.                               Comment:  Please clarify and identify the nature of derivative assets and liabilities in your tabular presentation.

Response:  We have revised the disclosure on page F-19 of the Registration Statement in response to the Staff’s comment.

17.                               Comment:  In addition to financial statement footnote disclosures, registrants also must comply with Item 305 of Regulation S-K. Please provide us with additional information to show how you have complied with the provisions of Item 305. Specifically, tell us each market risk exposure category you have identified and, for each market risk exposure category identified, tell us where you have provided the quantitative disclosures set forth in Item 305(a) of Regulation S-K.

Response:  We have revised the disclosure on page F-19 of the Registration Statement in response to the Staff’s comment to include the names of the derivatives in the tabular presentation in order to be explicit about the derivative assets and liabilities. We have also revised the disclosure on page 113 of the Registration Statement to include quantitative and qualitative disclosures in response to the Staff’s comment.

Note (5) Investments in Affiliates Accounted for Using the Equity Method, page F-20

Charter Communications, Inc., page F-21

18.                               Comment:  We note that the summarized financial information is unaudited. We believe such information should be audited. Please revise or advise.

Response:  We have revised the disclosure on page F-21 of the Registration Statement in response to the Staff’s comment.

Financial Statements of Charter Communications, Inc. as of December 31, 2013, 2012 and 2011, page F-54

Note 2. Summary of Significant Accounting Policies

Segments, page F-65

19.                               Comment:  Please revise to complete the last sentence in the disclosure.

Response:  We have revised the disclosure on page F-66 of the Registration Statement in response to the Staff’s comment.

Exhibit Index, page II-10

20.                               Comment:  Please file your $320 million credit arrangement.

Response:  We have revised the Exhibit Index to include the Margin Loan Agreement as an exhibit to the Registration Statement, which Broadband will file at such time as it becomes available.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Liberty Broadband Corporation
Richard N. Baer